1969 Upper Water Street, Suite 2008, Purdy’s Wharf Tower II, Halifax, NS B3J 3R7

April 1, 2005

Toronto Stock Exchange	Nova Scotia Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Saskatchewan Securities Commission	Commission des Valeurs Mobilieres du Quebec
Alberta Securities Commission	Securities Commission of Newfoundland
The Manitoba Securities Commission

Dear Sirs:

Subject:         NovaGold Resources Inc.

We confirm that the following material was sent by pre-paid mail on March 31, 2005, to the registered shareholders of the subject Corporation:

1.	2004 Annual Report
2.	Notice of Meeting / Management Information Circular
3.	Proxy
4.	Supplemental Mail List Card
5.	Return Envelope

We further confirm that copies of the above mentioned material were sent by courier on March 31, 2005 to each intermediary who responded to the search procedures, except ADP Investor Communications Services and ADP Investor Communications which were sent April 1, 2005. The search procedures are pursuant to Canadian Securities Administrators' National Instrument 54-101 regarding shareholder communications.

In compliance with regulations made under the Securities Act, we are providing this material to you in our capacity as agent for the subject Corporation.

Yours truly,

"Jody Wood"

Jody Wood
Relationship Manager